UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2023

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On May 11, 2023, Mynaric AG issued an Ad-Hoc and a corporate news. A copy of the Ad-Hoc is furnished as Exhibit 99.1 and a copy of the corporate news is furnished as Exhibit 99.2 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Co-CEO Bulent Altan aims for transfer to the Company’s Supervisory Board; Co-CEO Mustafa Veziroglu will become the sole CEO
99.2	Mynaric optimizes management structure: Mustafa Veziroglu will become sole CEO with Bulent Altan set to join Supervisory Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
Name: Stefan Berndt-von Bülow
Title: Chief Financial Officer

By	/s/ Sven Meyer-Brunswick
Name: Sven Meyer-Brunswick
Title: Authorized Representative

Date: May 11, 2023

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